ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

May 10, 2010

Chris Perriello

(617) 951-7162

chris.perriello@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 10

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 10 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), on January 15, 2010 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each a “Fund” and, together, the “Funds”) and for the purpose of adding seven new series of the Trust: Allianz NACM Convertible Fund, Allianz NACM High Yield Bond Fund, Allianz NACM International Growth Opportunities Fund, Allianz NACM Emerging Growth Fund, Allianz NACM Small to Mid Cap Growth Fund, Allianz NACM Micro Cap Fund and Allianz NACM Ultra Micro Cap Fund. Among other updating changes, the Amendment was structured to comply with amendments to Form N-1A adopted by the Commission in January 2009 which, among other things, require a summary section with specific disclosure items at the front of each statutory prospectus included in a registration statement on Form N-1A and other required disclosure changes. We received your oral comments regarding the Amendment via telephone on March 2, 2010 and discussed the timing of the Trust’s responses with you on our follow-up calls in mid-April and early-May 2010. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected in Post-Effective Amendment No. 12 to the Trust’s Registration Statement, which was filed, pursuant to Rule 485(b) under the Securities Act, on March 31, 2010.

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A.	Allianz Multi-Strategy Funds Prospectus for Class A, Class B, Class C and Class R Shares

1.	Comment: For each Fund reflecting an expense reimbursement and/or fee waiver arrangement within its Fund Summary in the Annual Fund Operating Expenses table pursuant to Instruction 3(e) to Item 3 of Form N-1A, please change the caption of the final column in the table from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Expense Reductions.”

Response: The requested revisions have been made.

2.	Comment: Within each Fund’s Fund Summary, please delete the first sentence of the footnote regarding “Maximum Contingent Deferred Sales Charge (CDSC)” appearing beneath the Shareholder Fees table, which reads: “For Class A shares, the CDSC is imposed only in certain circumstances where shares are purchased without a front-end sales charge at the time of purchase.”

Response: Based on the Staff’s October 14, 2009 comments on Post-Effective Amendment No. 137 to the registration statement of Allianz Funds (a different registrant within the same fund complex as the Trust), the Trust had already incorporated changes into the Amendment such that the various footnotes relating to the Shareholder Fees table that the Trust had previously presented were reduced in length, combined into a single footnote and moved beneath each Fund’s Annual Fund Operating Expenses table. In doing so, the Trust retained the disclosure quoted above, just as was done within the November 1, 2009 amendment to the above-referenced registration statement for Allianz Funds. The Trust believes that the information currently provided in the footnote is concise and helpful to shareholders, particularly given that the fee in question is charged only in certain specific circumstances as noted.

3.	Comment: For each Fund reflecting an expense reimbursement and/or fee waiver arrangement within its Fund Summary in the Annual Fund Operating Expenses table pursuant to Instruction 3(e) to Item 3 of Form N-1A, please add disclosure to the corresponding footnotes, to the extent possible, reflecting who may terminate the arrangement(s) and the circumstances under which it, or they, may be terminated.

Response: The corresponding footnotes have been revised to reflect that the applicable expense reimbursement and fee waiver arrangements are irrevocable by the Funds’ manager through March 31, 2011.

4.	Comment: Please revise the narrative explanation entitled “Portfolio Turnover” within each Fund’s Fund Summary to add the disclosure from the example narrative printed in Item 3 of Form N-1A that reads “of the average value of its portfolio” after the percentage rate of portfolio turnover indicated for the Fund.

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Response: The requested revisions have been made.

5.	Comment: With respect to the Allianz NACM Convertible Fund, please advise the Staff whether, and to what extent, the Fund has a maturity policy.

Response: The securities in which the Allianz NACM Convertible Fund may invest may be of any maturity.

6.	Comment: In order to improve the user-friendly presentation of the disclosure required under Item 4(b) of Form N-1A, the Staff suggests that the Trust consider more use of captions, headings and/or bullet-formatted text, as opposed to paragraph form, within the “Principal Risks” section of each Fund’s Fund Summary.

Response: The Trust respectfully submits that it believes the current presentation of disclosure within the “Principal Risks” section of each Fund Summary provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A.

7.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Class C and Class R performance would be lower than Class A performance because of the lower expenses paid by Class A shares. Performance in the Average Total Returns table reflects the impact of sales charges.”

Response: The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render some of the performance information confusing to investors in share classes other than Class A.

8.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Details regarding the calculation of the Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under ‘Additional Performance Information’ in the Fund’s prospectus and SAI.”

Response: The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render some of the performance information confusing to investors given the performance adjustments made for newer share classes and for Funds with predecessor funds. Furthermore, as a result of recent changes to Form N-1A and the length and content constraints imposed on the Fund Summaries by the new Form, the Trust removed the full details regarding class-by-class performance calculations and any performance adjustments that, prior to the Amendment, would have appeared in each

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Fund Summary. The Trust replaced all such details within each Fund Summary with the single sentence noted in the Comment, in order to direct investors to the new location of this information within the body of the statutory prospectus and the Trust’s SAI.

9.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “To avoid delays in a purchase or redemption, please call 1-800-426-0107 with any questions about the requirements before submitting a request. Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for pricing Fund shares.

10.	Comment: Please revise the first sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, though such taxes are simply deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

11.	Comment: In the Fund Summary of the Allianz NACM Global Equity 130/30 Fund, please remove the footnote regarding “Other Expenses” appearing beneath the Annual Fund Operating Expenses table, unless the information appearing within the footnote is permitted by Form N-1A to be disclosed within a footnote to this table.

Response: The Allianz NACM Global Equity 130/30 Fund was liquidated on March 31, 2010; therefore, the Fund was omitted from Post-Effective Amendment No. 12 to the Trust’s Registration Statement and, accordingly, the disclosure in question has been removed.

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12.

Comment: With respect to the Allianz RCM Global EcoTrendsSM Fund, the Staff encourages the Trust to reduce the length and content, to the extent possible, of the description of “Principal Investment Strategies” in the Fund Summary, pursuant to Item 4(a).

Response: The Trust has made minor revisions to summarize further the description of “Principal Investment Strategies” in the Fund’s Fund Summary, and thus to reduce the length of this section.

13.	Comment: With respect to the Allianz RCM Global Water Fund, the “Principal Investment Strategies” section of the Fund Summary states that the Fund “invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the Janney Water Index (Composite), or that are substantially engaged in water-related activities.” Please specify what is meant by “substantially engaged” by describing any tests used by the Fund’s portfolio managers.

Response: For purposes of the 80% test above, a company is considered to be “substantially engaged” in water-related activities if it derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, such activities. These criteria have been added to the Fund’s full description of its Principal Investments and Strategies within the prospectus section titled “Principal Investments and Strategies of Each Fund,” which follows the Fund Summaries.

14.	Comment: Please revise the disclosure appearing below the Annual Fund Operating Expenses table in the Fund Summary of each Fund sub-advised by Allianz Global Investors Solutions LLC (collectively, the “Allianz Global Investors Solutions Funds”) to remove the footnote regarding Acquired Fund Fees and Expenses, unless the information appearing within the footnote is permitted by Form N-1A to be disclosed within a footnote.

Response: The requested revisions have been made.

15.	Comment: Please revise the disclosure appearing below the Annual Fund Operating Expenses table in the Fund Summary of each of the Allianz Global Investors Solutions Funds to combine or, alternatively, shorten the two footnotes regarding “Expense Reductions.”

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Response: The Trust believes that the two footnotes regarding “Expense Reductions” should remain distinct because the management fee waiver arrangements and the expense limitation arrangements for the Allianz Global Investors Solutions Funds are distinct and are governed by different contractual agreements. For each of the Allianz Global Investors Solutions Funds, the first footnote regarding “Expense Reductions” has been shortened as requested by the Staff.

16.	Comment: With respect to the Allianz Global Investors Solutions Funds, which include the word “global” in their names, please advise the Staff how these Funds meet the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

Response: The investment manager of Allianz Global Investors Solutions Funds is Allianz Global Investors Fund Management LLC, which is a wholly-owned indirect subsidiary of Allianz Global Investors of America L.P. The name of each of these Funds represents a naming convention that refers to the Funds’ manager, and it does not indicate a “global” investment strategy. “Allianz Global Investors” is a trade name used by the Trust and its investment manager throughout marketing materials and on the Allianz Global Investors Website (http://www.allianzglobalinvestors.com/), and “Allianz Global Investors” appears, as a designation for the sponsor of the fund complex to which the Trust belongs, in large font on the prospectus’s front and back covers. The Staff previously provided this same comment on Post-Effective Amendment No. 5 to the Trust’s Registration Statement, and the Trust provided a similar response in a letter dated April 29, 2009.

17.	Comment: With respect to the “Glidepath” chart that appears beneath the “Principal Investment Strategies” section of the Fund Summary of each of the Allianz Global Investors Solutions 2015, Allianz Global Investors Solutions 2020, Allianz Global Investors Solutions 2030, Allianz Global Investors Solutions 2040 and Allianz Global Investors Solutions 2050 Funds (each a “Target Date Fund” and, collectively, the “Target Date Funds”), please clarify how each Target Date Fund’s investments change as the Fund approaches its target investment date and provide a recent breakdown of the investment allocation of each Target Date Fund.

Response: In the “Principal Investments and Strategies of Each Fund” section of the prospectus, the Trust notes that as the target date of the relevant Target Date Fund approaches, asset allocations are modified as illustrated in the Glidepath chart. The Trust believes that the prospectus provides adequate disclosure about allocations of the Target Date Funds and how they shift over time with the intent of progressively reducing anticipated risk and volatility as the target date for each Target Date Fund approaches while becoming increasingly conservative over time. The sub-adviser of the Target Date Funds has provided a summary, as of February 28, 2010, of the Target Date Funds’ investment allocations across various sub-categories; this summary is attached as Exhibit A.

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18.	Comment: With respect to the performance data that appears in the prospectus section titled “Prior Related Performance Information,” please clarify whether “Net of Fees” performance figures reflect the effects of all fees and expenses.

Response: RCM Capital Management LLC (“RCM”), sub-adviser of the Funds for which prior related performance is presented within the prospectus, has confirmed that all “Net of Fees” performance figures within this section reflect the deduction of investment advisory fees and the impact of direct trading expenses (i.e., brokerage commissions and execution costs). RCM also confirmed that it does not impose fees or expenses on its discretionary account clients beyond those fees and expenses reflected in the “Net of Fees” performance figures. The performance figures do not reflect the imposition of custodial fees, if any, paid by non-fund discretionary clients of RCM, as such fees are typically negotiated separately by RCM’s clients with custodians of their own selection, and RCM generally does not have access to the amounts of custodial fees paid by such clients.

19.	Comment: With respect to the third paragraph of the prospectus section titled “Prior Related Performance Information,” please clarify what is meant by “institutional accounts” or remove the word “institutional” from this phrase, and please explain whether, and why, any accounts are excluded from those that comprise the account “Composites.”

Response: RCM has confirmed that the Composites include all fee-paying, fully discretionary accounts managed by RCM for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the corresponding Funds, and the disclosure in this section has been revised to reflect this clarification.

B.	Allianz Multi-Strategy Funds Prospectus for Institutional Class, Class P, Administrative Class and Class D Shares

1.	Comment: All comments that were made to one Fund or Prospectus in the Registration Statement that are relevant to another Fund or Prospectus in the Registration Statement apply.

Response: The Trust’s responses with respect to one Fund or Prospectus should be deemed repeated with respect to each other Fund or Prospectus where applicable, and applicable conforming changes have been made.

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2.	Comment: The Fund Summary for the Allianz NACM Emerging Growth Fund states that the “Fund seeks to achieve its objective by normally investing at least 80% of its assets in equity securities” and that the “Fund may invest in companies of any size market capitalization, but expects to invest typically in companies with a market capitalization similar to the Russell 2000 Growth Index (between $2.9 million and $4.5 billion as of September 30, 2009).” Please explain why the Trust believes the term “Emerging Growth” in the Fund’s name does not implicate the 80% requirement in Rule 35d-1 under the 1940 Act.

Response: The Trust believes that the term “emerging growth” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment.[1] As indicated in the “Principal Investment Strategies” section of the Fund’s Fund Summary, the Fund’s portfolio managers focus on companies undergoing positive fundamental change, with sustainable growth characteristics. Furthermore, the portfolio managers look for what they believe to be the best risk-reward candidates within the investment universe, defined as equities that are expected to appreciate based on accelerating fundamental performance, rising expectations and related multiple expansion. They seek evidence that accelerating fundamental performance will be a longer-term durable trend. Lastly, the portfolio managers determine if the investment is timely with regard to relative valuation and price strength, exploiting stocks that are under-priced relative to their potential. The Trust believes that the Fund’s disclosure regarding its investment strategy is clear, and that the term “Emerging Growth” would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy.

*        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and

[1]

As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as ‘growth’ or ‘value’ that connote types of investment strategies as opposed to types of investments.” SEC Release No IC-24828 (Jan. 17, 2001).

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this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

*        *        *

Please do not hesitate to call me (at 617-951-7162) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Chris J. Perriello

Chris J. Perriello, Esq.

cc:	E. Blake Moore, Jr.
Brian S. Shlissel
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Emma C. Eriksson, Esq.

A-1

EXHIBIT A

Allocations across sub-categories of investments by the Target Date Funds as of February 28, 2010:

Investment Sub-Category	Allianz Global Investors Solutions 2050 Fund	Allianz Global Investors Solutions 2040 Fund	Allianz Global Investors Solutions 2030 Fund	Allianz Global Investors Solutions 2020 Fund	Allianz Global Investors Solutions 2015 Fund
Inflation-Protection Instruments	0.0%	0.0%	8.5%	23.1%	26.4%
Cash	0.5%	1.1%	0.6%	0.6%	0.7%
U.S Short-Term Bonds	0.2%	1.7%	8.4%	11.1%	12.1%
U.S. Treasury Bond	1.0%	1.6%	6.0%	6.6%	7.0%
U.S. Credit	3.5%	3.4%	4.1%	5.8%	5.7%
U.S. Mortgage-Backed Securities	0.8%	1.1%	3.4%	6.2%	7.1%
Foreign (non-US) Bond	1.2%	1.4%	8.0%	8.5%	8.7%
High Yield	4.0%	3.9%	3.1%	3.3%	3.2%
Convertibles	2.4%	2.4%	1.7%	1.7%	1.7%
Emerging Market Bond	7.2%	6.9%	4.1%	2.6%	2.3%
U.S. Real Estate	4.0%	3.8%	2.4%	1.8%	1.5%
Global Real Estate	0.0%	0.0%	0.0%	0.0%	0.0%
Commodities	8.1%	7.7%	4.3%	4.0%	3.0%
Energy Stocks	2.5%	2.4%	1.9%	2.2%	2.0%
U.S. Large Cap Core	6.6%	6.3%	4.0%	2.6%	2.2%
U.S. Large Cap Growth	6.2%	5.9%	3.7%	2.4%	2.1%
U.S. Large Cap Value	8.1%	7.7%	5.1%	3.4%	3.0%
U.S. Mid Cap Core	2.6%	2.5%	1.7%	0.8%	0.8%
U.S. Mid Cap Growth	2.6%	2.5%	1.6%	0.8%	0.7%
U.S. Mid Cap Value	4.5%	4.3%	2.9%	1.6%	1.5%
U.S. Small Cap Core	2.7%	2.6%	1.9%	0.5%	0.5%
U.S. Small Cap Growth	1.9%	1.9%	1.4%	0.1%	0.1%
U.S. Small Cap Value	2.9%	2.8%	2.0%	0.6%	0.6%
International Large Cap Core	4.0%	4.0%	2.6%	1.5%	1.3%
International Large Cap Growth	3.5%	3.5%	2.4%	1.5%	1.2%
International Large Cap Value	4.3%	4.3%	2.8%	1.6%	1.4%
International Unhedged Bonds	0.0%	0.0%	0.0%	0.0%	0.0%
International Small to Mid Cap Core	1.3%	1.3%	1.0%	0.6%	0.5%
International Small to Mid Cap Growth	3.6%	3.7%	3.1%	1.8%	1.4%
International Small to Mid Cap Value	2.3%	2.3%	1.8%	0.9%	0.7%
Emerging Markets	7.7%	7.5%	5.6%	1.7%	0.6%
EM Bonds Unhedged	0.0%	0.0%	0.0%	0.0%	0.0%
Private Equity	0.0%	0.0%	0.0%	0.0%	0.0%
Infrastructure	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%